November 24, 2004

via U.S. mail

Mr. Ken Maples
Chief Financial Officer
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701


	Re:	Hiland Partners, LP
		Form S-1 filed October 22, 2004
		File No. 333-119908

Dear Mr. Maples:

We have completed our review of the above filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary.    Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your
disclosure.   After reviewing this information, we may or may not
raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to issue repetitive comments.

2. Confirm that you considered Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 when preparing this registration statement. Note that 33-6900 states that the requirements of Guide 5 "should be considered, as appropriate, in the preparation of [ ] limited partnership offerings." Refer to Sections II.A.3.n9, II.B.2, and II.B.3 of Securities Act Release No. 33-6900 for guidance. We may have additional comments.
3. Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials. In addition, please provide us with all sales materials for this offering. Pursuant to Release 33-6900, these materials are subject to our review and comment.

4. In connection with the minimum quarterly distribution disclosure, we refer you to the Commission`s policy on projections in Item 10(b) of Regulation S-K.

5. Ensure that your prospectus includes the latest and best information available. For example, update the disclosure regarding the status of the Bakken processing plant and gathering system.

6. We note that you omit information required by Regulation S-K. Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 11, 123 and
138, for example.   Where information may change prior to
effectiveness, you may use brackets or another means to indicate this.

7. Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

	Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

	We may comment further.
8. Please provide us with all sales materials for this offering.
Pursuant to Release 33-6900, these materials are subject to our review and comment.

9. Where you provide cross-references, consider including page references to facilitate access to the referenced disclosure.

10. Please promptly file via EDGAR all omitted exhibits so that we may review and comment upon them. Ensure that you file as exhibits all documents Item 601(b) of Regulation S-K requires, such as any material contracts with suppliers or customers upon which you are substantially dependent. If you feel that such contracts do not need to be filed, provide us with your basis for not filing such contracts.

11. Provide brief contextual definitions for all industry or technical terms the first time you use them. You may include detailed definitions in your glossary. For example, briefly define the following terms:

fractionating				secondary recovery operations
throughput				shale formation
greenfield projects			fee-based arrangements
forward sales contracts		adjusted operating surplus
discharge pressure			feedstock
refrigeration processing		midstream
isomerization				blend stock
Restricted Person			air compression and water injection
services
	oil field roustabout services		"equitable apportionment"
method
	incentive distribution rights 		non-economic managing
member interest
	available cash

12. You include a number of subjective statements in your document, including your "proven" expertise and "efficient" facilities. Please provide objective supplemental support or revise accordingly.

13. Monitor your need to update your financial statements, as required by Rule 3-12 of Regulation S-X.

14. Tell us why you do not include quarterly financial information, as would normally be required. Refer to instructions for Form S-1,
Item 11(g).

Prospectus Cover Page

15. As appropriate, update the status of your application for listing of the common units on the Nasdaq National Market.

16. We suggest that you include each of the applicable risks cited at
Section II.A.3.a of Securities Act Release No. 33-6900 in the bullet list of risk factors. Otherwise, explain to us why you omit any.

17. Disclose in footnote 1 the amount of the financial advisory fees paid to A.G. Edwards & Sons, Inc.

Table of Contents, page i

18. Expand your table so that it is reasonably detailed. For example, list each risk factor separately. Refer to Section II.A.3.b of Securities Act Release No. 33-6900. Also, revise the text at page iv to eliminate the last two sentences, which inappropriately suggest that your disclosure might not be current.

Prospectus Summary, page 1

19. You include excess detail and unnecessarily repeat disclosure in the summary. For example, substantially reduce the disclosure under the subheadings "Overview" on pages 1-3, "Competitive Strengths" on page 4 and "Business Strategy" on pages 5-6. Identify only those aspects of the offering that are the most significant and highlight these points in clear, plain language. Item 503(a) of Regulation S-K requires only a "brief overview of the key aspects of the offering." Refer also to Section II.A.3.c of Securities Act Release 33-6900. In addition, consider providing specific cross-references to the more complete discussions that appear later in the document.

20. Provide more than a bullet point reference to highlight potential conflicts of interest and the limited fiduciary duties.

Formation Transactions and Partnership Structure, page 7

21. Briefly identify the respects in which Harold Hamm and Continental Resources can compete with you.

The Offering, page 9

		Use of Proceeds, page 9

22. Quantify the amount designated for working capital purposes.

Summary Historical and Pro Forma Financial and Operating Data, page
12

23. Please note that the following comments are also applicable to similar data presented elsewhere in your filing.

24. Remove your references to "EBITDA," or change your measure to define "earnings" as "net income" (after discontinued operations), or change the name of your measure to reflect the information presented. Note that we strictly define "EBITDA" in our FAQ at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

25. Please include "Predecessor" in the heading above the financial data from Continental Gas, Inc. Separate the historical data from the pro forma data with bold and double vertical lines. Also label columns "unaudited" where appropriate.

26. Here and in all similar schedules throughout your filing, including financial statements, lines describing costs of sales and general and administrative expense where depreciation expense is excluded must be renamed to indicate this exclusion. Refer to SAB Topic 11:B.

27. It appears to us that the "gross margin" data provided by you may represent non-GAAP measures. Demonstrate for us how these measures are calculated. Address whether they include depreciation and amortization expense. Refer to SAB Topic 11:B.

28. Please remove pro forma capital expenditure and sales volume information, as such information does not appear to be factually supportable.

29. Please expand the capital expenditures section so that the totals reconcile to the corresponding lines in the historical statements of cash flows.

Risk Factors, page 15

30. All risk factors should be brief and concise, generally consisting of only one or two short paragraphs at the most. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each. For example, we note the risk factor entitled "Our profitability is dependent upon prices."

31. Revise your Risk Factor subheadings to identify the risk to your business or your investors and to state the potential harm that could result. Refer to the risk "Because we handle" on page 19, for example. Also make sure that your captions are precise and concise. For example, you should reflect the likelihood of higher interest rates in the second caption on page 22 and the general partner`s absolute discretion in establishing cash reserves in the first caption on page 26. The first caption on page 27 likewise should make clear that the reference is to potential liability for any and all of your obligations.

32. Expand current risk factors or include new ones regarding:
* the potential impact of terrorism, particularly terrorism targeting pipelines;
* the impact of your reliance on affiliates for management personnel;
* the risks of the general partner maintaining the discretion as to what expenses it can incur that you will have to reimburse;
* the limited voting rights of common unit holders;
* all of the risks associated with your cash distribution policy;
* the risks of not currently owning all of the described properties;
and
* all matters for which you are unable to obtain a legal opinion due to the lack of authority on the matter.

Dilution, page 33

33. Include a precise cross-reference in footnote 2 to a discussion of how and by whom the "fair value" was determined.

Cash Distribution Policy, page 34

34. Make clear in each case whether the general partner has absolute discretion to determine the amount or is limited by standards of reasonableness or other restraints.

	Distributions of Available Cash, page 34

35. Summarize all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements.

Management`s Discussion and Analysis of Financial Condition, page 46

36. Revise your disclosure to provide the quantitative significance of any factor that has acted in conjunction with other factors to affect any line item of your results of operations. For example, specify the quantitative weight of the price changes as compared to the volume changes in affecting your revenues. Also briefly explain why you expect G&A expenses to increase 130%.

37. Instead of merely detailing to investors the specific changes in your results of operations, provide a more contextual explanation of your results by discussing the underlying trends affecting the changes. For example, instead of stating that you realized higher sales prices primarily as a result of higher index prices, explain to readers the underlying reasons for the higher index prices. Revise your disclosure throughout accordingly.

Business, page 68

Midstream Assets, page 75

38. You state the wells surrounding your properties generally have long lives with predictable steady flow rates. You also state that you think that the higher level of exploration and development activity in the Matli gathering area will continue. Please provide us with objective supplemental support for such claims.

Option to Purchase Bakken Gathering System, page 80

39. Please relocate to the beginning of this section your disclosure that the option will be contained in the omnibus agreement you will execute upon the closing of the offering.

Environmental Matters, page 83

40. Discuss all the material environmental regulations, not just
"certain" ones.

41. Disclose whether you are in substantial compliance with each of the identified regulations. Similarly, confirm that you are not a Potentially Responsible Party with respect to any of your properties.

Management, page 87

42. As required by Section II.B.2.b of Securities Act Release No. 33-6900, your compensation disclosure should give investors a clear understanding of the nature and amount of compensation that may be paid. Disclose how your general partner plans to compensate its executive officers. Quantify the amount of the annual retainer fees and the compensation for attending meetings for the board of directors of your general partner. Also disclose the maximum amount that may be paid to your general partner in each category of fees or compensation. If no such maximum exists, so state.

	Executive Compensation, page 88

43. Describe the contracts or the absence thereof in necessary detail.

Long-Term Incentive Plan, page 89

44. With regard to the options you expect to grant to employees described on page 90, tell us how you intend to value and account for those options. Tell us how you expect the options to impact net earnings over the next year.

Security Ownership of Certain Beneficial Owners and Management, page
91

45. Provide actual street addresses rather than P.O. boxes.

Certain Relationships and Related Party Transactions, page 93

46. Disclose explicitly what the policy going forward will be with regard to ongoing or renewable contracts. For example, what does "comparable" mean for the purposes you use it at page 96? And how does it correspond to "at least as favorable" ?

Conflicts of Interest and Fiduciary Duties, page 97

	Fiduciary Duties, page 99

47. Discuss why you modified the State-law fiduciary duty standards in your limited partnership agreement. Discuss the specific benefits and detriments to your common units as a result of these changes.
See Section II.B.2.d. of Securities Act Release 33-6900.

48. Why does the partnership agreement contain modified standards? Was or is there an expectation that there will be violations of the standards that otherwise would apply? Provide clarifying disclosure here and in the risk factors section, as appropriate. Also state explicitly that those making the "fair and reasonable" determination to which you refer at page 101 include board members directly affected and those with conflicts.

49. If appropriate, provide the disclosure required by Item 6.A-B of Industry Guide 5.

50. You state that in order to become a limited partner, a common unit holder must agree to be bound by the provisions in the partnership agreement. Explain how you plan to enforce this requirement.

51. Disclose the decisions or types of decisions that the general partner is permitted to make in its sole discretion.

Description of the Common Units, page 102

52. Please tell us what creates the transferor`s duty to provide the transferee with all of the information that may be necessary to transfer the common units. Also, explain how such information can be obtained.

The Partnership Agreement, page 105

	Voting Rights, page 106

53. Briefly explain the "certain" exceptions, "certain" amendments and "other" amendments in this section. Provide comparable disclosure for any other similar examples, such as on page 110.

Amendment to the Partnership Agreement, page 109

54. Revise to describe the "certain mergers and conveyances" to which you refer in the penultimate bullet point on page 110.

Material Tax Consequences, page 120

55. Obtain an opinion on all material tax matters, or provide a more detailed explanation regarding any failure to include such opinions. For example, it is insufficient to state that there is no clear authority on an issue if counsel can rely on indirect authority and other necessary means to render an opinion regarding likely tax consequences. Similarly, a conclusory statement that counsel is unable to opine, following the assertion that the use of the method "may not be permitted," is inadequate.

56. We may have additional comments on this disclosure once you file the omitted tax opinion as an exhibit. In that regard, please file all omitted exhibits with your next amendment.

Underwriting, page 136

57. We note your statement that "subject to the terms and conditions of the underwriting agreement," the underwriters have severally agreed to purchase from you the common units offered in this registration statement. Please expand your disclosure to identify the conditions that would eliminate the underwriters` obligation to purchase these shares from you.

58. We note that you plan to conduct a Directed Share Program.
Please:

(a) Tell us on a supplemental basis the approximate percentage of common units and dollar value you plan to offer in this program.

(b) Clarify the scope and number of related parties that will be able to participate in the program, including identifying whether any of the parties are venture capital firms.

(c) Provide a more detailed description of the Directed Share Program and the mechanics of the offering.

(d) Specify the party or parties that will administer the program.

(e) Ensure that your beneficial ownership disclosure includes any common units that may be acquired within 60 days.

(f) Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g) Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h) Provide us with all materials sent and that you plan to send to potential directed share participants.

(i) Describe in adequate detail any account funding requirements.

We may have additional comments.

Pro forma financial statements, page F-2

59. Provide to us your detailed analysis substantiating your determination that Continental Gas, Inc., is the accounting predecessor in this transaction, and that the assets of Hiland Partners, LLC, should be accounted for at fair value. Please reference the specific accounting literature that you considered.

60. Provide to us your detailed analysis explaining how you valued the various partnership interests. Please reference the specific accounting literature that you considered.

61. You explain on page 49 that certain of your natural gas revenues result from arrangements where producers pay you a fixed fee to perform certain services, such as treating and processing gas. Please note that revenues derived from services must be disclosed separate from product sales on the face of your statement of earnings. Likewise, related costs should be presented separately. Refer to Regulation S-X, Rule 5-03(b)(1) and (2).

62. We note your earlier disclosures that the working capital of Continental Gas, Inc. and Hiland Partners, LLC will not be contributed to you. Tell us why, then, your pro forma balance sheet reflects trade receivables of $3,016,000, other current assets of $153,000, accounts payable of $6,470,000, accounts payable-affiliates of $2,899,000, and accrued liabilities of $420,000 being assumed by you.

Financial Statements of Continental Gas, Inc., page F-10

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-15

		Inventories

63. Explain to us why you do not have inventories consisting of gas purchased but not yet processed and resold. Please respond to this comment also with regard to Hiland Partners, LLC.

Revenue Recognition

64. You state that revenues are recognized at the time title is transferred. Expand your disclosure: (a) to include when revenue is recognized relative to delivery; and (b) to include your policy for revenue recognition when producers pay you a fixed fee to perform certain services, such as treating and processing gas. Please do the same for the revenue recognition policy of Hiland Partners, LLC.

Adoption of Recent Accounting Pronouncements

65. Please explain to us with detail what you mean when you state:
"The increase in expense resulting from the accretion of the asset retirement obligation and the depreciation of the additional capitalized plant, pipeline and well costs is expected to be substantially offset by the decrease in depreciation from the Company`s consideration of the estimated salvage values in the depreciation calculation." Explain why your salvage value changes as a result of FAS 143 adoption.

Exhibits, page II-1

Exhibit 23.1

66. Provide updated consents from your independent accountants in the next amendment.

Undertakings, page II-2

67. Provide the applicable undertakings required by Item 20 to Industry Guide 5, or explain to us why you fail to provide them. See II.B.2.a. of Securities Act Release 33-6900.


Closing Comments

Please amend the above registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting issues and related disclosures to Sandy Eisen at (202) 942-1805, or in her absence to Kim Calder, Assistant Chief Accountant, at (202) 942-1879. Direct any other questions to Alex Shukhman at (202) 942-2872 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Direct any correspondence to us at the following ZIP Code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	via facsimile
	Mr. Heather Callender
	Vinson & Elkins LLP
	(713) 615-5038

Alex Shukhman
Sandy Eisen
Timothy Levenberg
Kim Calder




Hiland Partners, LP
November 24, 2004
page 13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE